China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

September 1, 2023

VIA EDGAR

Mr. Tyler Howes
Mr. Christopher Dunham
Division of Corporation Finance
Disclosure Review Program
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation Form 20-F for Fiscal Year Ended December 31, 2022 File No. 001-15138

Dear Mr. Howes and Mr. Dunham:

We refer to the letter dated August 4, 2023 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to certain comments regarding the annual report on Form 20-F of China Petroleum & Chemical Corporation (the “Company”) for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”). Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

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Form 20-F for Fiscal Year Ended December 31, 2022
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 99
1.
We note that your disclosures pursuant to Item 16I(b) use terms such as “our,” “our company,” and “the company.” It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to China Petroleum & Chemical Corporation. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to Item 16I(b)(1), (2), (3) and (5), the Company respectfully advises the Staff that the Company does not have or otherwise use any VIE or similar structure “that results in any additional foreign entities being consolidated in the financial statements” of the Company. Therefore the relevant disclosures regarding “consolidated foreign operating entities” are not applicable to the Company and the Company’s disclosures  pursuant to Item 16I(b) of the 2022 Form 20-F refer solely to the Company.
The Company also respectfully submits that it has made disclosures relating to its principal subsidiaries under Note 39 to its consolidated financial statements included in the 2022 Form 20-F.
2.
We note your disclosure at page 99 that certain of your directors and supervisors are officials of the Communist Party of China. While you include a cross-reference to your disclosure under Item 6A of the Form 20-F, we note that your disclosures under that Item appear to identify “members,” rather than “officials,” of the Communist Party of China. Please revise this section to name each official of the Chinese Communist Party who is a member of the board of directors of the registrant or the operating entity with respect to the registrant.

The Company respectfully submits to the Staff that the table below sets forth the directors of the Company who are members of the Communist Party of China and hold positions in relevant committees of the Communist Party of China:
Director	Position

Ma Yongsheng	Secretary of the Leading Party Member Group of China Petrochemical Corporation

Zhao Dong	Alternate member of the 20th Central Committee of the Party; Vice Secretary of the Leading Party Member Group of China Petrochemical Corporation

Yu Baocai	Member of the Leading Party Member Group of China Petrochemical Corporation

Li Yonglin	Member of the Leading Party Member Group of China Petrochemical Corporation

3.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm which members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that (i) the Company maintains human resources records of each executive director of the Company; and (ii) the Company has requested each non-executive director (including each independent director) of the

Company to submit his or her biographical information to the Company, prior to his or her appointment to the board, and to  notify the Company of any updates thereof. As part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has reviewed the relevant information relating to its directors, and required all of its directors to review and confirm the relevant disclosures contained in the 2022 Form 20-F.
The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

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Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors